UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

The board of directors of Medigus Ltd., or the Company, has resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation.  Upon adoption of the exemption in accordance with the Regulation, a public company with securities listed on certain foreign exchanges, including the NASDAQ Capital Market, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law. Per our board of directors’ resolution we comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the board of directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements of the Israeli Companies Law.

Effective as of June 28, 2017, and our adoption of the exemption under the Regulation, our external directors in office, Ms. Efrat Venkert and Mr. Eitan Machover, are no longer classified as such under the Israeli Companies Law.  The transition rules set forth in the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation are adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of Ms. Efrat Venkert and Mr. Eitan Machover is until the date of our annual meeting of shareholders in 2018. In addition, in order to comply with the requirement of a majority of independent directors, Ms. Anat Naschitz has stepped down from our board of directors effective June 28, 2017. Ms. Anat Naschitz’s resignation is solely connected with the Company’s adoption of the aforementioned exemption and not due to any disagreements or other Company-related issues.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 28, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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